                                                                         [PHOTO]

Jan Mulligan, Director, Financial
Reporting, Don Wilson, Vice President &
CFO, and Dan Lefaivre, Vice President &
Corporate Controller



MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis, dated February 20, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as the Message to Shareholders and management discussions included in this annual report. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. The Company cautions readers that, by their nature, forward-looking statements involve risk and uncertainties and that the Company's actual actions or results may differ materially.

                                                 Stantec Inc. 2003 Annual Report

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. The Company refers to and uses the terms "net revenue" and "gross margin" throughout this analysis, and the definitions of these terms are provided within the Results section of this Management's Discussion and Analysis.

VISION, CORE BUSINESS, AND STRATEGY

Stantec provides professional services in infrastructure and facilities. Through comprehensive service delivery in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics, we support clients through the entire life cycle of a project -- from the initial concept and financial feasibility phases to project completion and beyond.

Our current Company goal is to become one of the top 10 global design and professional services firms with $1 billion in annual revenue and 10,000 employees by the year 2008. To achieve this objective, we will continue to deliver professional services in the infrastructure and facilities market and to follow an orderly growth plan. We are confident that we can reach our goal because the market for our services is very large, exceeding US$50 billion in annual sales, and we have an organization of dedicated people who give us our competitive advantage -- the ability to execute a proven operating strategy through a focused, sustainable business model. Our three-dimensional model -- built on geographic diversification, practice area specialization, and provision of services in all five phases of the project life cycle -- allows us to manage risk while pursuing our objective of continued revenue and earnings growth.

[PHOTO TALLYN'SREACH COMMUNITY DEVELOPMENT, COLORADO (URBAN LAND ENGINEERING)]

Tallyn'sreach Community Development, Colorado (Urban Land Engineering)

[PHOTO OF CONCRETE FIELD TESTING, NEVADA (QUALITY CONTROL/ASSURANCE)]

Concrete Field Testing, Nevada (Quality Control/Assurance)

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF GARRY LEVECK, VICE PRESIDENT, TRANSPORTATION]

Garry Leveck, Vice President, Transportation

[PHOTO OF CN TOWER REDEVELOPMENT, ONTARIO (PROGRAM & PROJECT MANAGEMENT)]

CN Tower Redevelopment, Ontario (Program & Project Management)

[PHOTO OF TERI LIVENGOOD, SENIOR ENGINEERING COORDINATOR]

Teri Livengood, Senior Engineering Coordinator

[PHOTO SUSAN RADKE, ACCOUNTING MANAGER]

Susan Radke, Accounting Manager

[PHOTO OF LINDA STAVROS, HUMAN RESOURCE REPRESENTATIVE]

Linda Stavros, Human Resource Representative

GEOGRAPHIC DIVERSIFICATION

Currently, our principal geographic reach includes four economic regions in Canada and the US as well as a project presence in the Caribbean and other selected international locations. Our strategy for geographic diversification has two components. The first is to grow our existing regional operations through expansion of our services portfolio, particularly in areas where we have not yet reached a mature market presence. We aim to achieve a minimum market penetration of $10 million in gross revenue per one million population. Secondly, our strategy includes expansion outside our existing regions principally focused on the US and Canada. (We expect that our International operation will generate less than 10% of our gross revenue through to 2008.) Geographic expansion is expected to occur primarily through opportunities to acquire firms that meet our integration criteria and to a lesser extent through organic growth.

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF QUIDA NEWMAN, ADMINISTRATIVE RECEPTIONIST]

Quida Newman, Administrative Receptionist

PRACTICE AREA SPECIALIZATION

Practice area specialization and diversity are achieved by providing services in 16 distinct professional services practice areas that can generally be grouped into five key market segments -- Buildings, Environment, Industrial, Transportation, and Urban Land. These specialized project services help differentiate us from our competitors, allowing us to enhance our presence in new geographic regions and markets and to establish and maintain client relationships. Our strategy for strengthening this part of our business model is to increase the depth of our expertise in our current practice areas and to selectively add complementary practice areas to our operations

[PHOTO OF JIM DRESCHER, MANAGING PRINCIPAL, URBAN LAND]

Jim Drescher, Managing Principal, Urban Land

[PHOTO OF STCKON ESSENTIAL SERVICES FACILITY, (CALIFORNIA ARCHITECTURE & INTERIOR DESIGN)]

[PHOTO DOUG HAMMING, SENIOR ASSOCIATE, ARCHITECTURE & INTERIOR DESIGN]

Stckon Essential Services Facility, (California Architecture & Interior Design)

Doug Hamming, Senior Associate, Architecture & Interior Design

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO CREEKSIDE SHOPPING CENTER, CALIFORNIA (PLANNING & ARCHITECTURE)]

Creekside Shopping Center, California (Planning & Architecture)

[PHOTO GERRY WHITTLE, RECEPTIONIST]

GERRY WHITTLE, RECEPTIONIST



LIFE CYCLE SOLUTIONS

The third element of our business model is the provision of professional services in all five phases of the project life cycle -- planning, design, construction, maintenance, and decommissioning. This inclusive approach allows us to supply services during periods of strong new capital project activity (design and construction) as well as periods of lower new capital project expenditures (maintenance and rehabilitation). Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owners' representative, providing project management, surveying, and resident engineering services. We focus exclusively on fee-for-service type work, and we do not, except in rare circumstances, act as the contractor or take on construction risk. Beyond project completion, during the maintenance phase, we supply ongoing services for maintenance and rehabilitation in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, we provide decommissioning solutions for taking facilities out of active service.

Through the combined resources of our staff, we are able to undertake infrastructure and facilities projects of any size for both public and private sector clients. Currently, the majority of our assignments are considered to be small to midsize projects with a capital value of less than $100 million and potential project fees for Stantec of less than $10 million. These types of projects represent the largest share of the infrastructure and facilities market. Focusing on this project mix continues to ensure that we do not rely on a few large, single projects for our revenue and that no single client or project accounts for more than 5% of our overall business.

                                                 Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF ZOE SHIELDS, ADMINISTRATIVE ASSISTANT]

Zoe Shields, Administrative Assistant

[PHOTO OF PRIYATOSH RAY, ENGINEER, ENVIRONMENTAL INFRASTRUCTURE]

 Priyatosh Ray, Engineer, Environmental Infrastructure

[PHOTO OF ALICE TEMPLETON, ADMINISTRATIVE SERVICES MANAGER]

Alice Templeton, Administrative Services Manager

KEY PERFORMANCE DRIVERS

At Stantec our success depends on our ability to attract and retain qualifiead people; maximize market opportunities; find, acquire, and intergrte firms and/ or new employees into our operations; finance our growth achieve a top-three market pentration in the geographic areas we serve. In 2003 we focused on strengthening these performance drivers and on building our organnization, people and systems for future growth. Based on our performance in these areas, we believe we are well positioned to continue to be a top-three provider of professinoal services to the infrastructure and facilities industry in the geographic areas we serve.

[PHOTO OF VANCOUVER GENERAL HOSPITAL -- RADIOLOGY, BRITISH COLUMBIA (ARCHITECTURE & INTERIOR DESIGN)]

Vancouver General Hospital -- Radiology, British Columbia (Architecture & Interior Design)

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF MARRY CREW, SENOIR ASSOCIATE, QUALITY CONTROL/ASSURANCE]

Marry Crew, Senoir Associate, Quality Control/assurance

[PHOTO OF SURREY MEMORIAL HOSPITAL AMBULATORY CARE CENTER, BRITISH COLUMBIA (ARCHITECTURE & INTERIOR DESIGN)]

Surrey Memorial Hospital Ambulatory Care Center, British Columbia (ARCHITECTURE & INTERIOR DESIGN)

[PHOTO OF RAINER FASSLER, SENIOR ASSWOCIATE, (ARCHITECTURE & INTERIOR DESIGN)]

Rainer Fassler, Senior Asswociate, (Architecture & Interior Design)

PEOPLE

The most important driver of Stantec's performance is our people. Our people are our most valuable resource because their combined knowledge forms the basis of the project solutions we deliver to clients. To reach our goal of becoming one of the top 10 global design firms, we are growing our workforce through a combination of internal hiring and acquisitions. We measure our performance in this area by total staff numbers. In 2003 our staff increased to approximately 3,700 from 3,500 in 2002. Currently, our workforce is made up of about 1,850 professionals, 1,300 technical staff, and 550 support personnel. Employee numbers are expected to continue to grow in 2004 and beyond as we pursue our vision.

To attract and retain qualified employees, Stantec offers opportunities to be part of a multidiscipline team working on challenging projects with some of the best people in our industry. In 2003 we launched an "employer of choice" initiative that will focus on strengthening our people-oriented culture. Our plan is to continue to benchmark and maintain a competitive compensation and benefits program, emphasize teamwork across the Company, and provide opportunities for professional development and enhancement. During the year, we introduced a number of learning programs, including an on-line Stantec orientation process and training in project and financial management and in our new business information system. These programs are part of our TIE initiative -- our commitment to having among the best-trained, best-informed,

                                                 Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF ABIGAIL MAYRENA, HYDROLOGIST, URBAN LAND]

Abigail Mayrena, Hydrologist, Urban Land

and best-equipped employees in our industry. We also implemented a revised performance development review process that addresses personal and career growth plans, training, and mentoring.

Because of our "diversified portfolio" approach to business -- operating in different regions and practice areas -- we are generally able to redeploy a portion of our workforce in response to changes in local, regional, or national economies or practice area demand. At present, we see no constraints on the general availability of qualified staff for our operations. Although there will always be some areas where it will be difficult to find appropriate staff during certain periods, as we increase in size we are better able to address these issues by becoming more capable of using staff from other parts of the Company either through temporary relocation or work allocation. We are continually improving our capability to work on projects from multiple office locations through Web-based technology.

[PHOTO OF KEN DUNCAN, CONSULTANT, URBAN LAND]

Ken Duncan, Consultant, Urban Land

[PHOTO OF IDA RAWAT, MARKETING COORDINATOR]

Ida Rawat, Marketing Coordinator

[PHOTO OF LONG TERM PAVEMENT PERFORMANCE PROGRAM, NEW JERSEY (INFRASTRUCTURE MANAGEMENT & PAVEMENT ENGINEERING)]


Long Term Pavement Performance Program, New Jersey (Infrastructure Management & Pavement Engineering)

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF BRAD FRIZZELL, PRINCIPAL, URBAN LAND]

Brad Frizzell, Principal, Urban Land

[PHOTO OF  LISA THOMPSON, ADMINISTRATIVE ASSISTANT]

Lisa Thompson, Administrative Assistant

INDUSTRY ENVIRONMENT/MARKET OPPORTUNITIES

Another key driver of Stantec's success is our ability to maximize market opportunities for growth. We recognize that growth is necessary in order to enhance the depth and breadth of our expertise, broaden our service provision, increase our shareholder value, provide expanded opportunities for our employees, and support our information technology systems. Over the last 10 years, we have integrated a total of approximately 2,800 employees into our operations through a combination of direct hiring and acquisitions. We are confident that we can continue to capitalize on acquisition opportunities because we are operating in an industry sector that includes more than 100,000 firms and is estimated to generate over US$50 billion in revenue in North America every year, of which we currently have less than a 1% market share. (According to the Engineering News Record, the largest 500 engineering and architecture companies in the US generated over US$50 billion in fees in 2002.) Our strategy for increasing this percentage is to combine internal growth with the acquisition of small to midsize firms that believe in our vision and want to be part of our growing Company.

In 2003 we completed four acquisitions in our two Canadian regions, adding approximately 225 employees to our operations. Our focus for the year, however, was the integration of the 10 firms and approximately 550 employees acquired by Stantec in 2002. The integration of acquired companies begins immediately following the acquisition closing date and may take between six months and three years. We integrate new colleagues into our Company-wide information technology and financial management systems as

[PHOTO OF STALLION MOUNTAIN COMMUNITY DEVELOPMENT, NEVADA (URBAN LAND
ENGINEERING)

Stallion Mountain Community Development, Nevada (Urban Land Engineering)

                                                 Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF BRIAN KUGLER, CIVIL ENGINEER]

Brian Kugler, Civil Engineer

[PHOTO OF HT LAM, ASSOCIATE, PLANNING & Landscape Architecture]

HT Lam, Associate, Planning & Landscape Architecture

[PHOTO OF WINNIPEG MAIN STREET STREETSCAPING, MANITOBA (PLANNING & LANDSCAPE ARCHITECTURE, TRANSPORTATION INFRASTRUCTURE)

WINNIPEG MAIN STREET STREETSCAPING, MANITOBA (PLANNING & LANDSCAPE ARCHITECTURE, TRANSPORTATION INFRASTRUCTURE)

[PHOTO OF MARTIN JONES, MANAGING PRINCIPAL, URBAN LAND]

Martin Jones, Managing Principal, Urban Land

well as provide "back office" support services through our corporate office, allowing our new colleagues to focus on client service delivery.

Stantec's acquisition program is managed by an acquisition team dedicated to supporting the Company's growth objectives. The team is responsible for identifying and pricing acquisition candidates, undertaking and coordinating due diligence, negotiating and closing transactions, and assisting with the integration of employees and systems.

FINANCING

Stantec's success is also dependent on our continuing ability to finance our growth. Adequate financing gives us the flexibility to make appropriate investments in our future. Over the past 10 years, Stantec has grown at a compound annual rate of 20%. To fund this growth, the Company requires cash generated from both internal and external sources. Historically, we have completed acquisitions using mostly cash and notes, with very little use of the Company's shares.

We have sought additional equity financing at times when our growth has outpaced our ability to generate cash inside the Company for maintaining our internal debt to equity guidelines. Our practice is to raise additional equity to replenish our cash reserves, pay down debt, or strengthen the Company's balance sheet. To date we have issued additional shares for these purposes on three occasions -- in 1997, 2000, and 2002.

Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[PHOTO OF CLAIRE GAUDET, ADMINISTRATIVE ASSISTANT]

Claire Gaudet, Administrative Assistant

[PHOTO OF OTTAWA MACDONALD-CARTIER INTERNATIONAL AIRPORT, ONTARIO (ARCHITECTURE & INTERIOR DESIGN, SURVEYS/GEOMATICS)]

Ottawa Macdonald-cartier International Airport, Ontario (ARCHITECTURE & INTERIOR DESIGN, SURVEYS/GEOMATICS)

[PHOTO OF WOODLANDS COMPREHENSIVE REZONING PROJECT, BRITISH COLUMBIA (ARCHITECTURE & INTERIOR DESIGN)

Woodlands Comprehensive Rezoning Project, British Columbia (Architecture & Interior Design)

[PHOTO OF MICHELLE GLASKIN-CLAY, EXECUTIVE ASSISTANT]

Michelle Glaskin-Clay, Executive Assistant

[PHOTO OF JOHN KRUG, SENIOR MANAGING PRINCIPAL, SURVEYS/GEOMATICS

John Krug, Senior Managing Principal, Surveys/Geomatics

MARKET PENETRATION

Also key to Stantec's success is achieving a certain level of market penetration in the geographic areas we serve. Our goal is to be among the top three service providers in our geographic regions and practice areas. With this level of market presence, we are less likely to be affected by downturns in regional economies. Top-three positioning also gives us increased opportunities to work for the best clients, obtain the best projects, and attract the best employees in a region, and is important for building or maintaining the critical mass of staff needed to generate consistent performance and support regional infrastructure.

                                                 Stantec Inc. 2003 Annual Report

RESULTS

OVERVIEW OF 2003

The following table summarizes certain of the Company's key information:

                           Selected Annual Information
          (in millions of dollars, except per share and share amounts)
                  (prepared in accordance with Canadian GAAP)

                                                                                         2002                2001
                                                                     2003             (restated)          (restated)
                                                                 -----------          ----------          ----------
Gross revenue                                                          459.9               428.5               356.9
Net income                                                              25.1                20.2                15.4
Earnings per share - basic                                              1.37                1.12                0.92
Earnings per share - diluted                                            1.31                1.07                0.88
Cash dividends declared per common share                                 Nil                Nil                  Nil
Total assets                                                           326.6               299.0               217.5
Total long-term debt                                                    44.6                62.3                24.8
Outstanding common shares - as at December 31                     18,327,284          18,282,720          16,846,340
Outstanding common shares - as at February 20, 2004               18,333,724

The information reflected above is impacted by the following items:

1. Prior period adjustment -- During 2003, the Company determined with the assistance of outside valuators that the intangible assets acquired in acquisitions completed subsequent to June 30, 2001, had not been appropriately reflected in the allocation of the purchase price. As a result, a portion of our goodwill for post June 30, 2001, acquisitions has been allocated to identifiable intangible assets (i.e., contract backlog and client relationships) and charged to earnings over the estimated useful lives of these intangible assets on a straight-line basis. For contract backlog, the amortization period ranges from six to 12 months, and for client relationships, the amortization period ranges from 10 to 15 years. The impact of this change is more fully described in note 2 to the consolidated financial statements.

2. The Company completed four acquisitions in 2003, 10 in 2002, and six in 2001. Each of these acquisitions will impact the level of the gross revenue earned in the year of acquisition and going forward as further explained in the Results of Operations section below.

3. Effective January 1, 2002, as disclosed in note 1 to the consolidated financial statements, our Company changed the designation of our US-based subsidiaries to self-sustaining, resulting in a change in the method of translation from the temporal method to the current rate method. This change results in the impact of foreign currency fluctuations on our US-based subsidiary operations being charged to a separate component of shareholders' equity in our cumulative

Stantec Inc. 2003 Annual Report
translation account. Prior to 2002, the impact of foreign currency fluctuations was reflected through our income statement. The Company continues to reflect foreign currency gains and losses through our income statement for foreign currency-denominated transactions that occur in our Canadian operations.

4. Also effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation and other stock-based payments on a prospective basis. In 2002, $45,000 was expensed as stock-based compensation while $600,000 was expensed in 2003.

GRAET FACES OF STANTEC

[PHOTO OF JOHN TAKE, OFFICE LEADER]

John Take, Office Leader

[PHOTO OF HAYLEY HENDRICK PARK, NEVADA (PLANNING & LANDSCAPE ARCHITECTURE)]

Hayley Hendrick Park, Nevada (Planning & Landscape Architecture)

[PHOTO OF ALAN GEE, MANAGER, HUMAN RESOURCE]

Alan Gee, Manager, Human Resource

[PHOTO OF BURLINGTON CANAL LIFE BRIDGE, ONTARIO (TRANSPORTATION INFRASTRUSTURE)

Burlington Canal Life Bridge, Ontario (Transportation Infrastrusture

                                                 Stantec Inc. 2003 Annual Report

Highlights for 2003

- The results our Company achieved in 2003 were within the expected range we set out in our 2002 Management's Discussion and Analysis as follows:

MEASURE                                                 EXPECTED RANGE              RESULT ACHIEVED
-------                                                 --------------              ---------------
Debt to equity ratio [note 1]                            At or below 0.5 to 1            0.34
Return on equity [note 2]                                     At or above 14%            16.3%
Net income as % of net revenue                                 At or above 5%             6.4%
Gross margin as % of net revenue                           Between 52 and 54%            53.1%
Administrative expenses as % of net revenue                Between 40 and 42%            39.5%
Effective tax rate                                       Between 37.5 and 38%            36.7%

      Note 1 -- Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash and cash equivalents, divided by shareholders' equity.

      Note 2 -- Return on equity is calculated as net income for the year divided by average shareholders' equity at the end of the last five quarters.

- New business information system -- In 2002 the Company initiated the planning and development of a new business information system for managing our projects, financial information, human resources, and business intelligence. This initiative continued into 2003, and we marked the implementation date of the system at the beginning of the last quarter. The implementation of this initiative has had a significant impact on our Company's resources -- both in terms of people and finances. Adjusting to the breadth of the new system created a significant learning curve for employees. One of the short-term impacts was an increase in the time required to prepare invoices to send to clients. As a result, we experienced an increase in costs and estimated earnings in excess of billings during the fourth quarter of 2003. Because this impact was expected, we negotiated a temporary increase in our revolving credit facility as disclosed in note 7 to the consolidated financial statements.

- Growth by acquisition -- In addition to the four acquisitions completed in 2003, subsequent to the year-end we entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approval, to acquire The Sear-Brown Group, Inc., a New York-based firm with approximately 500 employees. This acquisition, if completed, will be our largest acquisition to date.

- Earnings per share -- Our basic earnings per share increased 22.3% to $1.37 from $1.12 in 2003.

- Divestitures -- During 2003, Teshmont Consultants Inc., a 50% equity accounted investment, disposed of a portion of its business. In addition, effective December 31, 2003, the Company reached an agreement in principle to dispose of our 50% share in Lockerbie Stanley Inc.

Stantec Inc. 2003 Annual Report

RESULTS OF OPERATIONS

Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients. In the course of providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. These direct costs are included in our gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

We recognize that the most significant portion of our business is reflected in our Consulting Services reporting unit as defined and disclosed in the notes to our consolidated financial statements. The other operating segments, on a combined basis, are not material to the operations of the Company. Consequently, we analyze and review the results of our operations on a consolidated basis.

GREAT FACE STANTEC

[PHOTO OF ROBIN CAMPBELL, TECHNOLOGIST, PLANNING & LANDSCAPE ARCHITECTURE

Robin Campbell, Technologist, Planning & Landscape Architecture

[PHOTO OF TUWANA WOOD, ACCOUNTANT]

Tuwana Wood, Accountant

[PHOTO OF MESA TRANSIT MAINTENANCE OPERATIONS FACILITY, ARIZONA (TRANSPORTATION INFRASTRUCTURE)]

Mesa Transit Maintenance Operations Facility, Arizona (Transportation Infrastructure)

                                                 Stantec Inc. 2003 Annual Report

GREAT FACE STANTEC

[PHOTO OF LEX WEBSTER, PROJECT MANAGER, BUILDINGS ENGINEERING]

Lex Webster, Project Manager, Buildings Engineering

[PHOTO OF CARLYLE SENIOR LIVINGS COMMUNITY, GEORGIA (SURVEYS/GEOMATICS, URBAN LAND ENGINEERING)]

Carlyle Senior Livings Community, Georgia (Surveys/geomatics, Urban Land Engineering)

The following table summarizes Stantec's key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results from year to year:

                                              PERCENTAGE OF NET REVENUE                           PERCENTAGE INCREASE
                                       -----------------------------------------------          -------------------------
                                        2003               2002                2001              2003              2002
                                                         RESTATED             RESTATED          VS 2002           VS 2001
                                       ------            --------             --------          -------           -------
Gross revenue                           117.5%              117.3%             119.5%             7.3%             20.0%
Net revenue                             100.0%              100.0%             100.0%             7.2%             22.2%
Direct payroll costs                     46.9%               47.6%              46.5%             5.7%             24.9%
Gross margin                             53.1%               52.4%              53.5%             8.6%             19.9%
Administrative and
    marketing expenses                   39.5%               39.9%              40.9%             6.4%             19.0%
Depreciation of
    property and equipment                2.5%                2.6%               2.4%             4.3%             34.2%
Amortization of intangible
    assets and goodwill [note 1]          0.2%                0.3%               0.6%           (14.3%)           (36.3%)
Net interest expense                      0.7%                0.7%               0.6%             0.3%             58.5%
Foreign exchange
    (gains) losses                        0.2%                0.0%              (0.4%)          743.9%           (106.9%)
Share of (income)loss
    from associated companies            (0.1%)              (0.1%)              0.2%            63.4%           (155.9%)
Income before income taxes               10.1%                9.0%               9.2%            19.7%             20.6%
Income taxes                              3.7%                3.5%               4.0%            12.8%              6.8%
Net income                                6.4%                5.5%               5.2%            24.2%             31.4%

      Note 1 -- Effective January 1, 2002, the Company ceased recording amortization on all goodwill.

The Company's operating results for 2003 are consistent with the goals we established in 2002. In particular, our gross margin was within the range we expected to achieve in 2003, while our administrative and marketing expenses and effective tax rates were below expected ranges. Our operating results, in particular administrative and marketing expenses, continue to be influenced by the number of acquisitions completed in the current and prior two years due to the length of time required for the integration of such acquisitions. The majority of the acquisitions

Stantec Inc. 2003 Annual Report
completed in 2002 and 2003 were in Canada and were integrated into more mature operations. The Company's effective tax rate is discussed below.

GROSS AND NET REVENUE

The following tables summarize the impact of certain of the above-noted items on our gross and net revenue for 2003 compared to 2002 and for 2002 compared to 2001:

GROSS REVENUE (in millions of dollars)                                                          2003 VS 2002        2002 VS 2001
--------------------------------------                                                          ------------        ------------
Increase over prior year                                                                            31.4                71.6
                                                                                                    ----                ----
Increase (decrease) due to:
 Acquisitions completed in current and prior two years                                              41.0                65.9
 Net internal growth                                                                                10.2                 3.2
 Impact of foreign exchange rates on revenue earned by foreign subsidiaries                        (19.8)                2.5
                                                                                                    ----                ----

NET REVENUE (in millions of dollars)                                                            2003 VS 2002        2002 VS 2001
------------------------------------                                                            ------------        ------------
Increase over prior year                                                                            26.3                66.3
                                                                                                    ----                ----
Increase(decrease) due to:
 Acquisitions completed in current and prior two years                                              36.7                53.5
 Net internal growth                                                                                 7.0                10.6
 Impact of foreign exchange rates on revenue earned by foreign subsidiaries                        (17.4)                2.2
                                                                                                    ----                ----

                                    [Graph]

Revenue earned in Canada during 2003 increased to $290.4 million from $238.8 million in 2002, while revenue generated in the US decreased to $161.6 million from $180.3 million. Revenue earned in our International region in 2003 was $7.9 million, compared to $9.4 million in 2002. The US revenues reported were impacted by a change in exchange rates of approximately $19 million, as indicated above. We had expected that our Canadian-based revenue in 2003 would continue to exceed our US-based revenue based on our 2002 acquisition activity as well as the anticipated strength of the Canadian economy. Subsequent to the year-end, we entered into an agreement, subject to the approval of the vendor's shareholders and regulatory approval, to acquire The Sear-Brown Group, Inc., a New York-based firm of 500 staff, and we expect this addition to increase the level of our US revenues in 2004.

AMORTIZATION OF INTANGIBLE ASSETS

As part of the prior period adjustment referred to in note 2 to the consolidated financial statements, we now amortize identifiable intangible assets. Amortization rates range from

36                                               Stantec Inc. 2003 Annual Report
less than one year for contract backlog to 10 to 15 years for client relationships. Amortization expense for 2003 was $925,000, compared to $1,079,000 for 2002.

FOREIGN EXCHANGE GAINS (LOSSES)

The Company recorded a foreign exchange loss of $0.6 million in 2003, compared to a foreign exchange loss of $0.1 million in 2002. The foreign exchange losses incurred in 2002 and 2003 arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. The nature and timing of our foreign currency transactions did not change significantly during the last year, with most of the transactions occurring in US dollars.

We have noted that, overall, the Canadian dollar continued to strengthen against the US dollar from December 2001 to December 2003. As a result of periodic weakening of the Canadian dollar in 2002, our Company recognized gains and losses throughout the year resulting in a net loss of $0.1 million. In 2003 the Canadian dollar demonstrated significant strength relative to the US dollar, and the impact of this significant change on our overall exposure to foreign exchange losses resulted in a cumulative loss of $0.6 million for the year. We will continue to monitor our foreign currency exposures to minimize our exposure to loss.

INCOME TAXES

The effective tax rate for Stantec in 2003 was 36.7%, compared to 39.0% in 2002 and 43.7% in 2001. We had anticipated that our effective tax rate would be in the range of 37.5 to 38%. This rate was estimated based on known statutory rate reductions. Subsequent reductions in statutory rates resulted in the lower effective tax rate for 2003. This rate reduction continues to be driven primarily by a drop in federal and provincial Canadian statutory rates -- 2.5% in 2003 and 2.8% in 2002. In 2002 the impact of the elimination of goodwill amortization on Stantec's effective tax rate was a reduction of 2.2%, and in 2003 the impact of non-deductible stock compensation expense increased the rate by approximately 0.6%.

                                    [Graph]

                                    [Graph]
Stantec Inc. 2003 Annual Report                                               37

QUARTERLY OPERATING RESULTS

The following is a summary of the Company's quarterly operating results for the last two fiscal years. Effective January 1, 2003, Stantec converted to a 12-period reporting schedule, and each quarter in 2003 contained three periods totaling 13 weeks. In 2002 and earlier years, the Company followed a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totaling 12 weeks, and the third quarter contained four periods totaling 16 weeks.

                           QUARTERLY OPERATING RESULTS
               (in millions of dollars, except per share amounts)

                                           2003                                         2002
                       Dec 31       Sep 30     Jun 30      Mar 31      Dec 31    Sep 30    Jun 30      Mar 31
                       ------       ------     ------      ------      ------    ------    ------      ------
Gross revenue           111.6        120.8      119.1       108.4       101.8     137.9     104.2       84.6
Net income                6.3          7.3        6.5         5.0         5.6       6.0       5.1        3.5
EPS - basic              0.35         0.40       0.35        0.27        0.31      0.33      0.28       0.20
EPS - diluted            0.33         0.38       0.34        0.26        0.30      0.32      0.27       0.19
                        -----        -----      -----       -----       -----     -----     -----       ----

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of the Company's shares.

                                    [Graph]

During Q4 03, gross revenue increased $9.8 million, or 9.7%, to $111.6 million from $101.8 million in Q4 02. Approximately $8.2 million of this increase resulted from the acquisitions completed in 2001, 2002, and 2003. The additional week of revenue in Q4 03 resulting from the change in our reporting schedules added $8.9 million. These items were offset by the effect of a change in foreign exchange rates of $6.5 million and a reduction in the revenue of existing operations of $0.8 million.

FINANCIAL CONDITION AND LIQUIDITY

Cash flow from operating activities was $16.9 million in 2003, compared to $36.1 million in 2002 and $13.4 million in 2001. As indicated previously, the Company implemented our new business information system in the fourth quarter of 2003. As with any major change in systems, the timing and length of the conversion activities required to complete the implementation affected our day-to-day operations. More specifically, these conversion activities impacted the level of billings that we could generate in the last quarter of the year as evidenced by the increase in our level of investment in costs and estimated earnings in excess of billings at the end of the year. The number of days' revenues in this account increased to 52 days compared to 30 days at the end of

38                                               Stantec Inc. 2003 Annual Report

Great Faces of Stantec

                            [Photo of Gordon Forbes]

Gordon Forbes, Structural Engineer
Buildings engineeing

The Farm at Arapahoe County Community Development, Colorado (Urban Land Engineering)

2002. Billing activity subsequent to the year-end is returning to preconversion levels, and we anticipate that our investment in this balance will return to our normal expected range of between 30 and 35 days.

In 2003, $33.5 million in cash was used in investing activities, compared to $29.2 million in 2002. We completed fewer acquisitions in 2003 than in 2002, resulting in a net decrease in cash expended of approximately $11.4 million. This difference was offset by an increased investment in property and equipment of $11.3 million in 2003 compared to 2002. The implementation of our new business information system, the construction of the Stantec Atrium Tower in Edmonton, and continued renovations to Stantec Centre in Edmonton accounted for this additional investment. The remaining difference is the amount of proceeds received in 2002 on the disposition of our minority interest in Linnet Geomatics International Inc. and on the divestiture of our 50-person operation in Gatineau, Quebec. The amount of cash used in investing activities in 2002 totaled $29.2 million, compared to $11.4 million in 2001. This difference was due to the additional $13.6 million spent on acquisitions and the $6.8 million spent on property and equipment, particularly for renovations to and expansion of Stantec Centre.

The Company used $21.3 million in cash in financing activities in 2003, compared to the generation of $29.5 million in 2002 and the use of $12.6 million in 2001. We issued an additional 1.2 million common shares for net cash proceeds of $18.3 million in 2002 and borrowed $30.0 million on our existing acquisition credit facility. During 2003, we repaid

Stantec Inc. 2003 Annual Report                                               39
long-term debt in the amount of $20.6 million, and $1.4 million was used to repurchase shares of the Company under our Normal Course Issuer Bid. The following table summarizes the contractual obligations due on our long-term debt and operating lease commitments:

CONTRACTUAL OBLIGATIONS

(in thousands of dollars)                                               Payments Due
-------------------------              ----------------------------------------------------------------------------
                                                       < than
                                        Total          1 year        2 - 3 years      4 - 5 years     After 5 years
                                       -------         ------        -----------      -----------     -------------
Long-term debt                          44,575         13,416           16,647            5,665            8,847
Operating lease commitments            111,034         19,038           32,545           24,521           34,930
                                       -------         ------           ------           ------           ------
Total contractual obligations          155,609         32,454           49,192           30,186           43,777
                                       -------         ------           ------           ------           ------

During 2003, we renegotiated the credit facility we maintain with a major Canadian chartered bank. Our new credit facility allows for an operating line of credit of $50 million for the period of October 15, 2003, through February 28, 2004, returning to $20 million thereafter. At December 31, 2003, $8.3 million of this amount had been used (none had been used at December 31, 2002).

Our shareholders' equity increased $9.1 million to $160.5 million from $151.4 million in 2002. This increase resulted from net income of $25.1 million, the recognition of the fair value of share-based compensation of $0.6 million in 2003, and the issue of shares on the exercise of options of $0.6 million, offset by the repurchase of shares pursuant to the Normal Course Issuer Bid of $1.4 million during the year and the $15.8 million change in our cumulative translation account arising on the translation of our US-based foreign subsidiaries in 2003. The $15.8 million change is due to the significant strengthening of the Canadian dollar -- from $0.63 to $0.77 -- in relation to the US dollar during the year.

Our Normal Course Issuer Bid was renewed in 2003 and allows the Company to repurchase up to 550,311 shares. We continue to believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such

GREAT FACES OF STANTEC]

[PHOTO OF STEVEN VOLL]
Steven Voll, Managing Principal,
Manufacturing/Industrial

[PHOTO OF CHARLOTTE SMITH]
Charlotte Smith, Administrative Assistant

[PHOTO OF DONNY JOHNSON]
Donny Johnson, Project Manager, Transportation

40                                               Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[Photo of Bob Dawson]
Bob Dawson, Vice President, Environment

[Photo of Debra Mollet]
Debra Mollet, Civil Engineer, Urban Land

[Photo of Dan Richert]
Dan Richert, Technologist, Environmental
Management

[WILLIAM CAFETERIA, NORTH CAROLINA AGRICULTURE AND TECHNICAL STATE UNIVERSITY, NORTH CAROLINA (BUILDINGS ENGINEERING, ARCHITECTURE & INTERIOR DESIGN PICTURE]
William Cafeteria, North Carolina Agriculture and Technical State
University, North Carolina (Buildings Engineering, Architecture & Interior
Design


Williams Cafeteria, North Carolina Agriculture and Technical State University, North Carolina (Buildings Engineering, Architecture & Interior Design)

times, outstanding common shares are an attractive, appropriate, and desirable use of available Company funds. Consequently, in 2003 we purchased 74,700 common shares at an average price of $18.63 per share for an aggregate price of $1,392,000. In 2002 we purchased 54,600 common shares at an average price of $16.12 per share for an aggregate price of $880,000.

ACQUISITIONS

Our Company completed four acquisitions in 2003 for total consideration of $9.4 million and 10 acquisitions in 2002 for total consideration of $38.5 million.

In January 2003, the Company acquired the shares of Vancouver, British Columbia-based APAI Architecture Inc. and Mandalian Enterprises Limited, a comprehensive architectural design services firm, to expand our Architecture & Interior Design practice area. This addition was followed in May by the acquisition of Ecological Services Group Inc., an environmental consulting firm headquartered in Guelph, Ontario. We then acquired the assets and business of Optimum Energy Management Inc. in November. This Calgary, Alberta-based firm specializes in industrial energy management services and complements our Power, Resources & Chemicals practice area. In December the team from Inner Dimension Design Associates joined our Regina, Saskatchewan, office to provide professional services in interior design.

Stantec Inc. 2003 Annual Report                                               41

GREAT FACES OF STANTEC

[Photo of Linda Tomlinson]
Linda Tomlinson, Office Administrator

[Photo of Brian Johnson]
Brian Johnson, Vice President, British Columbia

[Photo of Jacques Gauthier]
Jacques Gauthier, Associates, Architecture &
Interior Design

FUTURE EXPECTATIONS

Our Company continues to operate in a highly diverse infrastructure and facilities market within a North American economy that is demonstrating significant divergence across regions. The market involves numerous technical disciplines, clients, and industries and engages both the private and public sectors. Over the next few years, we expect the demand for services in this market to be driven by continued population growth, government regulations, and the need to maintain, upgrade, and replace an aging North American infrastructure. The industry should also benefit from continued outsourcing of technical services, especially in the public sector. Its fortunes are at least partially tied to the performance of the economy, and the overall outlook heading into 2004 is promising.

The US economy is forecasted to show continued strength as the impacts of aggressive monetary and fiscal incentives take effect. During 2003, federal rate and tax cuts were successful in encouraging consumer spending, resulting in a strong year for housing construction, while business investment was slower to respond, and we have yet to see a significant rebound in a weak commercial infrastructure market. In addition, certain market segments, such as transportation, remain highly dependent on government allocations to programs such as the Transportation Equity Act for the 21st Century and its successors. Although federal government spending has remained strong throughout the economic downturn of the past few years, several state and local governments have been forced to curtail their spending in response to lower tax revenues and budget shortfalls. State and local spending is expected to rebound, however, in the next 12 to 18 months, concurrent with an overall economic recovery. McGraw Hill Construction and other sources are predicting a modest to strong increase in overall construction spending in the US in 2004, depending on the degree of an anticipated slowdown in the residential market.

At the same time, Canada's economy is forecasted to improve in 2004 while underperforming that of the US. Domestic demand is expected to be strong, and although the strong Canadian dollar continues to impact exports, improved US demand resulting from greater economic activity is anticipated to offset this effect. More specifically, the demand for housing is expected to remain robust fueled by low interest rates, job

42                                               Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

[Photo of Michael Unger]
Michael Unger, Managing Principal, Urban Land

[Photo of Trevor Pasika]
Trevor Pasika, Survey Technologies

and income growth, and strong market conditions. Housing starts are expected to moderate only slightly in 2004 from a 15-year high in 2003, contributing to ongoing strong performance in Stantec's Urban Land market segment. As well, indications are that the institutional sector, which has been the driving force behind non-residential construction over the past three years, with the greatest investment going into health care and educational facilities, will continue to be strong in 2004.

Within this market outlook, our Company expects to achieve continued growth through a combination of internal hiring and acquisitions. We target long-term average compound growth rates of 15 to 25%, although not every year may see growth in this range. We have chosen this target because we believe it is an achievable goal that allows us to enhance the depth of our expertise, broaden our service provision, provide expanded opportunities to our employees, and support our information technology systems. Our ability to continue to grow at this rate depends to a large extent on the availability of acquisition opportunities. Since our industry is composed of 100,000, mostly small firms, there are many acquisition candidates. At any one time, we are engaged in discussions with up to 20 or more firms. Currently, the firms with which we are in some stage of discussion have between 10 and 750 employees.

[PHOTO OF JUDI STEWART]
Judi Stewart, Senior Marketing Coordinator

[INDEPENDENCE BOULEVARD UTILITY RELOCATION EVALUATION, NORTH CAROLINA (URBAN LAND ENGINEERING) PICTURE]

Independence Boulevard Utility Relocation Evaluation, North Carolina (Urban Land Engineering)

Stantec Inc. 2003 Annual Report                                               43

GREAT FACES OF STANTEC

[PHOTO OF NANCY WILSON]
Nancy Wilson, Financial Manager

We plan to support this level of growth through a combination of cash flow from operations and additional financing while maintaining a return on equity at or above 14% and a net income at or above 5% of net revenue. Although we believe that an appropriate target for a normal debt to equity ratio for our Company is at or below .5 to 1, opportunities to conclude transactions may require us to increase the amount of debt we carry beyond that limit. If the need to finance a larger acquisition arises, we will seek to raise cash through additional share issues.

Looking at the results of our current mix of project activity in the US and Canada, we anticipate that our gross margin as a percentage of net revenue will remain in the range of 52 to 54% for 2004 and that administrative expenses will remain in the range of 39 to 41% of net revenue. We expect our effective tax rate for 2004 to be between 36.5 to 37.5%. Although the federal Canadian statutory tax rate will decrease by 2% in 2004, this reduction will be offset in part by an increase in provincial statutory rates as well as an anticipated increase in revenue from our US-based operations.

[UNIVERSITY COLLEGE OF THE CARIBOO CAMPUS
PLAN, BRITISH COLUMBIA (ARCHITECTURE & INTERIOR DESIGN PICTURE]

University College of the Cariboo Campus
Plan, British Columbia (Architecture & Interior Design

[PHOTO OF CRAIG RUARK]
Craig Ruark, Business Development Manager

44                                               Stantec Inc. 2003 Annual Report

[GREAT FACES PF STANTC]

[PHOTO OF RICK GROSS]
Rick Gross, Senior Designer, Mechanical

[PHOTO OF BRENDA ARSENAULT]
Brenda Arsenault, Quality Control Coordinator

[PHOTO OF OREST KLUFAS]
Orest Klufas, Architect

[MISSION HILLS PARK, NEVADA (PLANNING & LANDSCAPE ARCHITECTURE]

Mission Hills Park, Nevada (Planing & Landscape Architecture
RISK

OPERATIONS

Like all professional services firms in the infrastructure and facilities industry, Stantec is exposed to a number of risks in carrying out the day-to-day activities of our operations. These operating risks include the following:

      - Timing of completion and potential cancellation of client orders and projects

      -     Our ability to complete projects on schedule and within budget

      -     Our clients' satisfaction with the quality of our services

      -     Potential litigation through exposure to third-party claims

      -     Competition for new contracts, including pricing pressures

      - Economic factors that impact the ability of clients to contract for our services

      -     Availability of qualified staff and personnel

      -     Quality of our clients and their credit risk

      - Our ability to obtain the necessary licenses and permits to carry out our projects

      -     Risks associated with working in international locations.

We mitigate our operating risks through our business strategy and other protective measures. As mentioned previously, our three-dimensional business model of geographic, practice area, and life cycle diversification minimizes our dependency on any particular industry or economic sector for our income. Stantec also protects itself from exposure to competition by entering into a diverse range of contracts with a wide range of fee amounts.

Stantec Inc. 2003 Annual Report                                               45

To address the risk of competition for qualified personnel, we offer a number of employment incentives, including training programs, employee share ownership (for Canadian employees), and opportunities for professional development and enhancement, along with compensation plans that we believe to be innovative, flexible, and designed to reward top performance. As well, in 2003 we embarked on an "employer of choice" initiative to maintain our ability to attract and retain the most qualified staff.

Our Company also maintains insurance coverage for our operations, including professional liability insurance. The maximum coverage under our professional liability policy is generally $25 million per claim and per annum, with a per claim deductible of $500,000 and an aggregate excess deductible of $2.5 million. In September 2003, Stantec established a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retensions related to claims arising after August 1, 2003. We, or our clients, also obtain project-specific insurance for designated projects from time to time. In addition, we invest resources in a Risk Management team dedicated to providing Company-wide support and guidance on risk avoidance and professional practices and procedures. One such practice is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements to reduce the risk of non-payment for our services.

In 2003 we launched a new project manager training program for our Company. Requiring a passing score for each training module, the program is aimed at skill development in risk mitigation, project planning, quality control and assurance, and financial administration, among other project management responsibilities. We believe that improved project management across our operations will increase our ability to deliver projects on schedule and within budget.

As well, we believe our experience and knowledge in conducting business outside North America help us mitigate the risks of undertaking international projects. This work involves political uncertainties, contracts with foreign clients, and operating under foreign legal systems.

[CALGARY CENTRE FOR INNOVATIVE TECHNOLOGY,
ALBERTA (BUILDINGS ENGINEERING PICTURE]

Calgary Centre For Innovative Technology,
Alberta (Buildings Engineering)

46                                               Stantec Inc. 2003 Annual Report

GREAT FACES OF STANTEC

MARKET

Our Company is also exposed to various market factors that can affect our performance. Three such market risks include the availability of debt financing, the impact of the rate of exchange between Canadian and US dollars, and the effect of changes in interest rates. We minimize these risks by adhering to solid financial practices and procedures.

As mentioned previously, our Company currently has a term loan and operating facility with one financial institution. Although we have continued to meet required covenant ratios, we have no assurance that debt financing will continue to be available from our current lender or other financial institutions on similar terms. As our need for debt financing increases, we will seek financing from more than one financial institution.

Because significant portions of our Company's revenue and expenses are generated or incurred in US dollars, we face the challenge of fluctuations in exchange rates. To the extent that US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect a positive impact on our income from operations. Conversely, to the extent that US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect a negative impact. This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenues and US-dollar expenses. Other exchange risk arises from our non-US-based foreign subsidiaries. The Company's income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. In addition, the impact of exchange rates on the balance sheet accounts of our non-US-based foreign subsidiaries will impact our operating results. We also continue to be exposed to exchange rate risk for the US-dollar and other foreign currency-denominated balance sheet items carried by our Canadian and International operations.

[SANMING WASTEWATER TREATMENT PLAN, LIANGYANG SANMING, CHINA (ENVIORANMENT INFRASTRUCTURE PICTURE]

Sanming Wastewater Treatment Plan, Liangyang Sanming, China (Envioranment Infrastructure

[PHOTO OF TIM LINES]
Tim Lines, Managing Principal,
Environmental Infrastructure

In addition, changes in interest rates present a risk to our performance. All of our Company's bank facilities (i.e., operating loans and acquisition loan) and $87,000 of our outstanding promissory notes carry a floating rate of interest. We estimate that, based on our balances at December 31, 2003, a 1% change in interest rates would impact our earnings per share by approximately $0.02.

GREAT FACES OF STANTEC

[PHOTO OF CHRIS VAN BUSSEL SENIOR VICE PRESIDENT, URBAN LAND]

[PHOTO OF NIAGARA FALL CASINO/GATEWAY PROJECT, ONTANIO (PROGRAM & PROJECT MANAGEMENT)]

[PHOTO OF MAHAWK/MC MASTER INSTIUTE FOR APPLIED HEALTH SCINCES, ONTARIO (BUILDINGS ENGINEERING)]

[PHOTO OF ENVIROMENTAL EFFECT MANTITORING ONTTARIO (ENVIROMENTAL MANAGEMENT)]

[PHOTO OF MARY - ANNA MCQUADE, ADMINISTRATIVE ASSISTANT]

                                                 Stantec Inc. 2003 Annual Report

48